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                                                                   EXHIBIT 99.01


                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                 SELECTED PRO FORMA OPERATING CASH FLOW DATA (a)
                           FOR THE YEARS 1998 AND 1997
                      (In Millions of Dollars) (Unaudited)



                                                               1998         1997
                                                               ----         ----
Revenue

     Power Purchase Agreement                                  $587         $611
     Steam and Electric Power Agreement                          42           40
     Other Revenue                                                2            4
     Interest on Revenue Account                                  6            4
                                                               ----         ----
Total Revenue                                                   637          659
                                                               ----         ----

Operating Expenses
     Fuel, transportation, storage                              248          285
     Operations and maintenance                                  37           41
     Property, other taxes                                       27           27
     Other (b)                                                   49           32
                                                               ----         ----

Total Operating Expenses                                        361          385
                                                               ----         ----

Net Operating Income                                           $276         $274
                                                               ====         ====

Lease Payments                                                 $264         $274

Coverage Ratios

     Senior Interest                                           4.40         3.58
     Senior Debt Service                                       1.96         1.36
     Total Interest                                            2.23         1.99
     Total Debt Service                                        1.37         1.04


(a) The above table presents selected pro forma information on operating cash flows of MCV in a format consistent with that presented in the Feasibility Study to the Prospectus filed as part of MCV's Registration Statement on Form S-1 (File No. 33-3977). This format is used to compute various debt service coverage ratios on an annual basis by aligning annual operating cash flows with the semi-annual rent payments made in July and January of each year. For example, the cash flow presented for 1998 reflects revenues and expenses associated with 1998 activity, as well as the Lease rental payments made on July 23, 1998, and January 22, 1999. In addition to the revenues presented in this table, interest income on reserves totaled $11.4 million in 1998 and $11.1 in 1997.

(b) Includes use of funds available for payment of spare parts, maintenance and capital expenditures that had been reserved in prior years and funding of reserves for future spare parts, maintenance and capital expenditures. In 1998 and 1997, approximately $5.8 million and $4.0 million, respectively, in additional funds was reserved for future years expenditures.